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[PROXICOM LOGO]

May 3, 2001

Dear Stockholder:

     I am pleased to inform you that Proxicom, Inc. ("Proxicom") has entered into a merger agreement with Compaq Computer Corporation ("Compaq"), pursuant to which a wholly owned subsidiary of Compaq has commenced a tender offer to purchase all of the outstanding shares of Proxicom's common stock for $5.75 per share in cash. The tender offer is conditioned upon, among other things, a majority of Proxicom's shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of Proxicom's common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, THE COMPAQ OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF PROXICOM'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT PROXICOM'S STOCKHOLDERS ACCEPT THE COMPAQ OFFER AND TENDER THEIR SHARES OF PROXICOM COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the oral opinion of the Company's financial advisor, Goldman, Sachs & Co., dated as of April 26, 2001 (which was subsequently confirmed in writing, dated as of April 26, 2001) to the effect that, as of such date, the consideration to be received by the holders of Proxicom common stock in the offer and the merger is fair from a financial point of view to Proxicom's stockholders. A copy of Goldman, Sachs & Co.'s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Goldman, Sachs & Co. in rendering its opinion, can be found in Annex A attached to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are the Compaq Offer to Purchase, dated May 3, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                 [/s/ Raul J. Fernandez]

                                          RAUL J. FERNANDEZ
                                          Chairman of the Board and
                                            Chief Executive Officer

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